

Mail Stop 3628

July 14, 2008

<u>**Via Facsimile and U.S. Mail**</u>

Steven L. Frey
Vice President, General Counsel and Secretary
Angelica Corporation
424 South Woods Mill Road
Chesterfield, MO 63017-3406

> **Re: Angelica Corporation
> Schedule TO-I
> Filed July 3, 2008
> File No. 005-10149**

Dear Mr. Frey:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Offer to Purchase</u>

1. As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where: (1) the subject security is an option; (2) the exchange offer is conducted for compensatory purposes, (3) the issuer is eligible to use Form S-8, and (4) the options subject to the exchange offer were issued pursuant to an employee benefit plan as defined in Rule 405 and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order since it appears you are limiting your participation to a defined class of option holders that may include employees. Please provide us with an analysis as to why you believe your offer

conforms to the conditions applicable for reliance on the global exemptive order. For example only, please address the compensatory purpose given that an issuer tender offer and the cancellation of at least 90% of the outstanding options are conditions to the expected merger with Clothesline. Please also revise your document to describe the class of holders to whom you are making this tender offer. If you are not attempting to rely on the global exemptive order, then please provide us with a legal analysis explaining why you believe your tender offer is consistent with Rule 13e-4(f)(8). In that regard, we note that the offer is limited to a select group of holders and the consideration to be received by holders will vary.

Conditions, page 13

2. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. In this regard, please revise your reference to "sole discretion." In addition, many of your offer conditions are so broadly drafted as to make their scope difficult to determine. For example, please revise the reference to "threatened" actions or those that "otherwise relate in any manner to this offer" or "delay or restrict" your ability to pay. Please revise so that security holders can understand what events or non-events would "trigger" the listed conditions, allowing you to abandon the offer.

Schedule B

3. Please remove the proxy card that you have included since you are not soliciting proxies in this document.

Exhibit (a)(1)(B) Election to Tender Form

4. We note that you require that security holders acknowledge that they have read the offer to purchase. Please revise to omit the term "read" from the first sentence in the first paragraph.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions

cc: John Granda, Esq.
        Stinson Morrison Hecker LLP